FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2006
September 1, 2006

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

SIGNATURES
EXHIBIT A NOTICE OF 2006 ANNUAL GENERAL MEETING OF BSKYB
EXHIBIT B PROXY FORM SENT TO HOLDERS OF ORDINARY SHARES
EXHIBIT C DEPOSITARY’S PROXY FORM FOR HOLDERS OF ADRS EVIDENCING ORDINARY SHARES

     Annexed hereto is a copy of the 2006 Notice of Annual General Meeting of British Sky Broadcasting Group plc (“BSkyB”) which has been sent to holders of Ordinary Shares and to holders of American Depositary Receipts (“ADRs”) in connection with the Annual General Meeting of BSkyB to be held on November 3, 2006 in London, England.
     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: September 1, 2006	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit A
Notice of Annual General Meeting 2006
British Sky Broadcasting Group plc

Notice of Annual General Meeting 2006

British Sky Broadcasting Group plc

SKY SPORTS
SKY movies

BRITISH SKY BROADCASTING GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING 2006
CONTENTS

2 Chairman’s letter
3 Biographies of Directors seeking reappointment
4 Notice of Annual General Meeting
5 Notes
A letter from the Chairman to Shareholders including the Notice of Annual General Meeting to be held on Friday 3 November 2006 at 11.30am.
To be held at:
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.
This document is important and requires your immediate attention.
If you are in doubt about what action to take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
If you have sold or transferred all your shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

BRITISH SKY BROADCASTING GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING 2006
Chairman’s letter
Dear Shareholder,
Annual General Meeting
This year’s Annual General Meeting is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 3 November 2006 at 11.30 am. The Notice of Annual General Meeting, which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.
Resolution 2
Final dividend
A final dividend for the year ended 30 June 2006 of 6.70 pence per ordinary share of 50p each in the capital of the Company (“Ordinary Share”) is recommended by the Directors for payment to shareholders who are on the register at the close of business on 27 October 2006. It is proposed that shareholders declare this dividend by passing this resolution. If so declared the date of payment of the final dividend will be 17 November 2006.
Resolutions 3 to 9 (inclusive)
Reappointment of Directors
Resolutions 3, 4, 5 and 6 deal with the reappointment of Chase Carey, Nicholas Ferguson, James Murdoch and Jacques Nasser. Lord St John of Fawsley retires by rotation at the Annual General Meeting and does not offer himself for re-election. Resolutions 7, 8 and 9 deal with the annual reappointment of David DeVoe, Rupert Murdoch and Arthur Siskind in accordance with requirement A.7.2 of the Combined Code, as they have all served as Non-Executive Directors for longer than nine years. Biographies of each of the Directors can be found on page 3 of this document. Both Nicholas Ferguson and Jacques Nasser are Non-Executive Directors, who are considered by the Board to be independent. The Board has confirmed, following a performance review, that all Directors standing for reappointment at the forthcoming Annual General Meeting continue to perform effectively and demonstrate commitment to their roles.
In accordance with article 116 of the Company’s articles of association your Directors inform you that in relation to Resolution 8, concerning my appointment, I am seventy-five years of age.
Resolution 11
Remuneration Report
It is mandatory for all listed companies to put their Report on Directors’ Remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director. The Report on Directors’ Remuneration is summarised on pages 27 to 32 of the Annual Review and set out in full in the Annual Report.
Resolution 12
Political donations
Resolution 12 is designed to deal with the rules on political donations contained in the Political Parties, Elections and Referendums Act 2000. Under the rules, donations to any EU political organisations or the incurring of EU political expenditure are prohibited unless authorised by shareholders in advance.
What constitutes a donation, an EU political organisation, or EU political expenditure is not easy to decide, as the legislation is capable of wide interpretation. Sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties, and support for bodies representing the business community in policy review or reform, may fall within this. Therefore, notwithstanding that we have not made a donation in the past, and we have no intention either now or in the future of making any donation or incurring any political expenditure in respect of any political party in the EU, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the Annual General Meeting of the Company held on 4 November 2005. This will allow the Company to continue to support the community and put forward its views to wider business and Government interests without running the risk of being in breach of the law. The Board has decided to maintain the aggregate cap at £200,000.
Resolution 13
Allotment of share capital
At the Annual General Meeting of the Company held on 4 November 2005, the Directors were given authority to allot Ordinary Shares up to a maximum nominal amount of £304,000,000 representing approximately 33% of the Company’s then nominal issued Ordinary Share capital. This authority expires at the end of the Annual General Meeting on 3 November 2006. Your Board considers it appropriate that a further similar authority be granted to allot Ordinary Shares up to a maximum nominal amount of £295,000,000 (representing approximately 33% of the Company’s nominal issued Ordinary Share capital (excluding treasury shares) as at 27 July 2006 being the latest practical date prior to publication of this circular) in the period up to the conclusion of the Annual General Meeting in 2007. As at the date of this letter, the Company does not hold any Ordinary Shares in treasury.
The Directors have no present intention of exercising this authority.
Resolution 14
Disapplication of statutory pre-emption rights
This Resolution will empower the Directors to allot Ordinary Shares including any Ordinary Shares which the Company has purchased and elected to hold in treasury, for cash on a non-pre-emptive basis (a) in connection with a rights issue and (b) (otherwise than in connection with a rights issue) up to a maximum nominal value of £44,000,000, representing approximately 5% of the nominal issued Ordinary Share capital of the Company as at 27 July 2006 (being the latest practical date prior to publication of this circular).
Action to be taken
A Form of Proxy for use by shareholders in connection with the Annual General Meeting is enclosed. Electronic Proxy Appointment (“EPA”) is available for this year’s Annual General Meeting. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by Lloyds TSB Registrars at www.sharevote.co.uk
CREST members may use the CREST electronic proxy appointment service to submit their proxy appointment in respect of the Annual General Meeting. Further information regarding the appointment of proxies and voting can be found on page 5 of this document.
Recommendation
Your Directors believe that the adoption of all of the Resolutions is in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of such Resolutions as they intend to do in respect of their own beneficial holdings of 130,486 Ordinary Shares in aggregate, representing approximately 0.007% of the Ordinary Shares currently in issue.
Yours sincerely,
Rupert Murdoch
Chairman
27 July 2006

BRITISH SKY BROADCASTING GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING 2006
Biographies of Directors seeking reappointment
Chase Carey (age 52)
NON-EXECUTIVE DIRECTOR
Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer (“CEO”) of The DIRECTV Group, Inc. (“DIRECTV”) and serves on the Board of Yell Group plc. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group (“FEG”). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited (“Star”), Director of NDS Group plc (“NDS”) and Director of Gemstar-TV Guide International, Inc. (“Gemstar”).
David DeVoe (age 59)
NON-EXECUTIVE DIRECTOR
David DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990, Senior Executive Vice President of News Corporation since January 1996, CFO and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990. Mr DeVoe has been a Director of News America International (“NAI”) since January 1991 and a Director of Star since July 1993. Mr DeVoe has also been a Director of FEG since 1991 and a Senior Executive Vice President and CFO since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.
Nicholas Ferguson (age 57)
INDEPENDENT NON-EXECUTIVE DIRECTOR
Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and was appointed Chairman of the Remuneration Committee on 31 January 2006. Mr Ferguson is Chairman of SVG Capital, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.
James Murdoch (age 33)
EXECUTIVE DIRECTOR
James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch’s appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation’s Board of Directors and Executive Committee and served on the Board of NDS. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.
Rupert Murdoch (age 75)
NON-EXECUTIVE DIRECTOR AND CHAIRMAN
Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.
Jacques Nasser (age 58)
INDEPENDENT NON-EXECUTIVE DIRECTOR
Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser serves on the Board of Quintiles Transnational Corporation, Brambles Industries, BHP Billiton and the International Advisory Board of Allianz A.G.. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser’s significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser’s work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.
Arthur Siskind (age 67)
NON-EXECUTIVE DIRECTOR
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind has been an Adjunct Professor of Law at the Georgetown Law Center since 2005. Mr Siskind has been a member of the Bar of the State of New York since 1962.

BRITISH SKY BROADCASTING GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING 2006
Notice of Annual General Meeting
British Sky Broadcasting Group plc
Notice is hereby given under the authority of the Board that the Annual General Meeting of British Sky Broadcasting Group plc (the “Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 3 November 2006 at 11.30am to transact the following business:
01	To receive the financial statements for the year ended 30 June 2006, together with the report of the Directors and auditors thereon.

02	To declare a final dividend for the year ended 30 June 2006.

03	To reappoint Chase Carey as a Director.

04	To reappoint Nicholas Ferguson as a Director.

05	To reappoint James Murdoch as a Director.

06	To reappoint Jacques Nasser as a Director.

07	To reappoint David DeVoe as a Director.

08	To reappoint Rupert Murdoch as a Director.

09	To reappoint Arthur Siskind as a Director.

10	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration.

11	To approve the Report on Directors’ Remuneration for the year ended 30 June 2006.

To consider and, if thought fit, to pass the following Resolutions:

12	Ordinary Resolution: that,

in accordance with Section 347C of the Companies Act 1985 as amended (the “Act”) the Company is authorised:
(a)	to make donations to EU political organisations, as defined in Section 347A of the Act, not exceeding £100,000 in total; and

(b)	to incur EU political expenditure, as defined in Section 347A of the Act, not exceeding £100,000 in total, during the period beginning with the date of the passing of this Resolution and ending on 31 December 2007 or, if sooner, the conclusion of the Annual General Meeting of the Company to be held in 2007 provided that the authorised sum referred to in paragraphs (a) and (b) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day in which the Company enters into any contract or undertaking in relation to the same.
13	Ordinary Resolution: that,
(a)	the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for the period ending on the date of the next Annual General Meeting all the powers of the Company to allot relevant securities up to a maximum nominal amount of £295,000,000 (being approximately 33% of the nominal issued Ordinary Share capital);

(b)	by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors shall be entitled to allot relevant securities pursuant to such offer or agreement as if this authority had not expired and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked; and

(c)	for the purposes of this Resolution, words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.
14	Special Resolution: that,
(a)	subject to the passing of Resolution 13 set out in the notice convening the Annual General Meeting of which this Resolution forms part, the Directors, pursuant to Section 95 of the Act, be empowered to allot equity securities, within the meaning of Section 94 of the Act, for cash pursuant to and during the period of the authority conferred by Resolution 13, as if Section 89(1) of the Act did not apply to any such allotment,
(i)	in connection with a rights issue; and

(ii)	(otherwise than in connection with a rights issue) up to an aggregate nominal amount of £44,000,000 (being approximately 5% of the nominal issued Ordinary Share capital);
(b)	by such power the Directors may during such period make offers or agreements which would or might require equity securities to be allotted after the expiry of such period; and

(c)	for the purposes of this Resolution:
(i)	“rights issue” means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory); and

(ii)	words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.
By Order of the Board,
David Gormley
Company Secretary
Registered Number: 2247735
Registered Office:
Grant Way
Isleworth
Middlesex TW7 5QD
27 July 2006
Notes regarding the appointment of a proxy and voting can be found on page 5 of this document.

BRITISH SKY BROADCASTING GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING 2006
Notes
(i)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company (the’Register’) as at 6.00pm on 1 November 2006 (the’Specified Time’) shall be entitled to attend or vote at the Annual General Meeting (‘AGM’) in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register by 6.00pm two days prior to the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the Notice.

(ii)	Electronic proxies. You may, if you wish, appoint your proxy electronically at www.sharevote.co.uk. You will need your Reference Number, Card I.D. and Account Number (this is the series of 24 numbers printed under your name on the Proxy Form). Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service, Shareview, you can submit your Proxy Form at www.shareview.co.uk (click on ‘Company Meetings’). Full instructions are given on both websites. The proxy appointment and instructions should reach Lloyds TSB Registrars not less than 48 hours before the time appointed for the holding of the meeting or an adjourned meeting. Please note that any electronic communication found to contain a computer virus will not be accepted.

(iii)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 3 November 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iv)	Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Proxy Form, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(v)	The register of Directors’ interests in the share capital of the Company together with copies of Directors’ service contracts with the Company and the terms of appointment for Non-Executive Directors are available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company from the date of posting of this document, up to, and including, the date of the AGM, and also 15 minutes prior to the AGM and during the AGM.

British Sky Broadcasting Group plc
GRANT WAY, ISLEWORTH,
MIDDLESEX TW7 5QD, ENGLAND
TELEPHONE 0870 240 3000
FACSIMILE 0870 240 3060
WWW.SKY.COM
REGISTERED IN ENGLAND NO. 2247735

CarbonNeutral® company

Exhibit B
Resolutions For Against Withheld 01 To receive the financial statements for the year ended 30 June 2006, together with the report of the Directors and auditors thereon 02 To declare a final dividend 03 To reappoint Chase Carey as a Director 04 To reappoint Nicholas Ferguson as a Director (Member of the Remuneration Committee) 05 To reappoint James Murdoch as a Director 06 To reappoint Jacques Nasser as a Director (Member of the Remuneration Committee) 07 To reappoint David DeVoe as a Director 08 To reappoint Rupert Murdoch as a Director 09 To reappoint Arthur Siskind as a Director 10 To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration 11 To approve the Report on Directors’ Remuneration for the year ended 30 June 2006 12 To authorise the Directors to make EU political donations and incur EU political expenditure under the PPER Act 2000 13 To authorise the Directors to allot shares under Section 80 Companies Act 1985 14 To disapply statutory pre-emption rights (Special Resolution) Horse Guards Rd. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company. To be valid, your signed and dated proxy form must be completed, signed and deposited together with any power of attorney or authority under which it is signed or a certified copy of such power or authority (whether delivered personally or by post), at the offices of the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6BJ as soon as possible and no later than 11.30am on 1 November 2006. In the case of a corporation, the proxy form should be exercised under its common seal and/or by the hand of a duly authorised officer or person. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last sent shall be treated as replacing and revoking the others in their entirety as regards that share. If the Company is unable to determine the one which was last sent, none of them shall be valid in respect of that share. The “vote withheld” box is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “for” and “against” a resolution but will be counted to establish if a quorum is present. If you would like to submit your proxy vote via the Internet, you can do so by accessing the link at www.shareview.co.uk and thereafter choosing the appropriate options. Before you can submit your vote via the Internet you will be asked to agree to certain terms and conditions. You will require your Reference Number, Card ID and Account Number printed on the Form of Proxy to log in. You can access this site from any Internet enabled computer with Internet Explorer 4 or Netscape 4, or above. Only those shareholders registered in the register of members of the Company at 6.00pm on 1 November 2006 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6.00pm 1 November 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting. In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect o f the relevant joint holding. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issue’s agent (ID number 7RA01) by 11.30am on 1 November 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST System) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001. If the proxy form is returned without indication as to voting, the proxy can exercise his/her discretion as to whether, and if so how, he/she votes. Return of this form of proxy will not prevent a registered shareholder from attending the meeting and voting in person. 06 05 01 02 03 04 08 09 07 DATE SIGNATURE(S) PRODUCT I.D. Please indicate your vote by marking the appropriate boxes in black ink like this: + + X

RESPONSE LICENCE No. SEA 7112 The 2006 Annual General Meeting of British Sky Broadcasting Group plc will take place at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 3 November 2006 at 11.30am. If you attend the meeting, please bring this attendance card with you. It will help to ensure that you quickly as possible. A location map is on the reverse of this card. British Sky Broadcasting Group plc 2006 Annual General Meeting Admission Card

Exhibit C
RESOLUTIONS

1	To receive the financial statements for the year ended 30 June 2006, together with the report of the Directors and auditors thereon

2	To declare a final dividend

3	To reappoint Chase Carey as a Director

4	To reappoint Nicholas Ferguson as a Director (Member of the Remuneration Committee)

5	To reappoint James Murdoch as a Director

6	To reappoint Jacques Nasser as a Director (Member of the Remuneration Committee)

7	To reappoint David DeVoe as a Director

8	To reappoint Rupert Murdoch as a Director

9	To reappoint Arthur Siskind as a Director

10	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration

11	To approve the Report on Directors’ Remuneration for the year ended 30 June 2006

12	To authorise the Directors to make EU political donations and incur EU political expenditure under the PPER Act 2000

13	To authorise the Directors to allot shares under Section 80 Companies Act 1985

14	To disapply statutory pre-emption rights (Special Resolution)

☐	▼ DETACH PROXY CARD HERE▼

Mark, Sign, Date and Return	☒
the Proxy Card Promptly	Votes must be indicated
Using the Enclosed Envelope.	(x) in Black or Blue ink.

	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD

1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐

2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐

3.	☐	☐	☐	8.	☐	☐	☐	13.	☐	☐	☐

4.	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐

5.	☐	☐	☐	10.	☐	☐	☐
To change your address, please mark this box.        ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

	Date Share Owner sign here	Co-Owner sign here

British Sky Broadcasting Group plc

Annual General Meeting
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 pm (New York City time) on October 27, 2006)

          The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on August 21, 2006 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on November 3, 2006 in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.